Exhibit 99.2

Country Style Cooking Announces Completion of Merger

Chongqing, China, April 20, 2016 -- Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced the completion of its merger (the “Merger”) with Country Style Cooking Restaurant Chain Merger Company Limited (“Merger Sub”), a wholly owned subsidiary of Country Style Cooking Restaurant Chain Holding Limited (“Parent”), pursuant to the previously announced agreement and plan of merger dated December 17, 2015 (the “Merger Agreement”) among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on April 20, 2016, all of the Company’s ordinary shares (each, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) have been cancelled in exchange for the right to receive US$1.3075 per Share, and all of the Company’s American depositary shares (“ADSs”), each of which represents four Shares, issued and outstanding immediately prior to the Effective Time have been cancelled in exchange for the right to receive US$5.23 per ADS, in each case, in cash, without interest and net of any applicable fees and withholding taxes, except for 78,504 Shares held by Ms. Hong Li, co-founder and chairwoman of the board of directors of the Company, 73,712 Shares held by Mr. Xingqiang Zhang, co-founder, chief executive officer, chief operating officer and acting chief financial officer and a director of the Company, 30,856 Shares held by Mr. Zhiyun Peng, a director of the Company, 278,000 Shares held by Mr. Zhiyong Hong, 44,522,148 Shares held by Regal Fair Holdings Limited, 17,384,544 Shares held by Sky Success Venture Holdings Limited and 12,000,000 Shares held by SIG China Investments One, Ltd., issued and outstanding immediately prior to the Effective Time (collectively, the “Rollover Shares”). Each of the Rollover Shares has been cancelled for no consideration.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. As to ADS holders entitled to the merger consideration, payment of the merger consideration (less $0.05 per ADS cancellation fees) will be made to ADS holders as soon as practicable after Citibank, N.A., the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended. The Company requested NYSE to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days. The Company’s obligation to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Safe Harbor Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

E-mail: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com